UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  March 18, 2014

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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March 18, 2014

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated March 20, 2014, on our examination of the investment portfolios of the Great-West Funds, Inc. as of the close of business on November 30, 2013.
Great-West Stock Index Fund
Great-West S&P SmallCap 600 Index Fund
Great-West S&P 500 Index Fund
Great-West S&P MidCap 400 Index Fund
Great-West International Index Fund
      Great-West Aggressive Profile Fund I
      Great-West Conservative Profile Fund I
      Great-West Moderate Profile Fund I
      Great-West Moderately Aggressive Profile Fund I Great-West Moderately Conservative Profile Fund I Great-West Aggressive Profile Fund II
      Great-West Conservative Profile Fund II
      Great-West Moderate Profile Fund II
      Great-West Moderately Aggressive Profile Fund II Great-West Moderately Conservative Profile Fund II Great-West SecureFoundation Balanced Fund
      Great-West SecureFoundation Lifetime 2015 Fund Great-West SecureFoundation Lifetime 2020 Fund Great-West SecureFoundation Lifetime 2025 Fund Great-West SecureFoundation Lifetime 2030 Fund Great-West SecureFoundation Lifetime 2035 Fund Great-West SecureFoundation Lifetime 2040 Fund Great-West SecureFoundation Lifetime 2045 Fund Great-West SecureFoundation Lifetime 2050 Fund Great-West SecureFoundation Lifetime 2055 Fund Great-West Lifetime 2015 Fund I
      Great-West Lifetime 2015 Fund II
      Great-West Lifetime 2015 Fund III
      Great-West Lifetime 2025 Fund I
      Great-West Lifetime 2025 Fund II
      Great-West Lifetime 2025 Fund III
      Great-West Lifetime 2035 Fund I
      Great-West Lifetime 2035 Fund II
      Great-West Lifetime 2035 Fund III
      Great-West Lifetime 2045 Fund I
      Great-West Lifetime 2045 Fund II
      Great-West Lifetime 2045 Fund III
      Great-West Lifetime 2055 Fund I
      Great-West Lifetime 2055 Fund II
Great-West Lifetime 2055 Fund III


Very truly yours,





Bryan J. Morris
Partner







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index
Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap
400 Index Fund, Great-West International Index Fund, Great-
West Aggressive Profile Fund I, Great-West Conservative
Profile Fund I, Great-West Moderate Profile Fund I, Great-West
Moderately Aggressive Profile Fund I, Great-West Moderately
Conservative Profile Fund I, Great-West Aggressive Profile
Fund II, Great-West Conservative Profile Fund II, Great-West
Moderate Profile Fund II, Great-West Moderately Aggressive
Profile Fund II, Great-West Moderately Conservative Profile
Fund II, Great-West SecureFoundation Balanced Fund, Great-West
SecureFoundation Lifetime 2015 Fund, Great-West
SecureFoundation Lifetime 2020 Fund, Great-West
SecureFoundation Lifetime 2025 Fund, Great-West
SecureFoundation Lifetime 2030 Fund, Great-West
SecureFoundation Lifetime 2035 Fund, Great-West
SecureFoundation Lifetime 2040 Fund, Great-West
SecureFoundation Lifetime 2045 Fund, Great-West
SecureFoundation Lifetime 2050 Fund, Great-West
SecureFoundation Lifetime 2055 Fund, Great-West Lifetime 2015
Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime
2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West
Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III,
Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund
II, Great-West Lifetime 2035 Fund III, Great-West Lifetime
2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West
Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I,
Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055
Fund III (each a "Fund", collectively the "Funds") of the
Great-West Funds, Inc. complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of November 30, 2013. Management is
responsible for each Fund's compliance with those
requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on
our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of November 30, 2013, and with respect to
agreement of security purchases and sales, for the period from
September 30, 2013 (the date of our last examination) through
November 30, 2013, except for the Great-West International
Index Fund for which the applicable period is from October 31,
2013 (date of our last examination of the Great-West
International Index Fund) through November 30, 2013:
1.	Confirmation of all securities held by the foreign sub-
custodians and the Depository Trust Company (DTC) in book
entry form. We have confirmed the securities held by the
foreign sub-custodians and DTC as of November 30, 2013.
2.	Reconciliation of all such securities to the books and records of Funds and the Bank of New York (the "Custodian").
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

4.	Agreement of one security purchases and one security sales or maturities per Fund since our last report from the books and records of the Funds to broker confirmations.

5.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that each of the Funds of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of November 30, 2013, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


March 18, 2014

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap 400 Index Fund, Great-West International Index Fund, Great-West Aggressive Profile Fund I, Great-West Conservative Profile Fund I, Great-West Moderate Profile Fund I, Great-West Moderately Aggressive Profile Fund I, Great-West Moderately Conservative Profile Fund I, Great-West Aggressive Profile Fund II, Great-West Conservative Profile Fund II, Great-West Moderate Profile Fund II, Great-West Moderately Aggressive Profile Fund II, Great-West Moderately Conservative Profile Fund II, Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime 2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime 2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime 2055 Fund, Great-West Lifetime 2015 Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime 2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III, Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund II, Great-West Lifetime 2035 Fund III, Great-West Lifetime 2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I, Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055 Fund III (each a "Fund", collectively the "Funds") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2013 and from September 30, 2013 (the date of your last examination) through November 30, 2013, except for the Great-West International Index Fund for which the date of was October 31, 2013, and thus the applicable period is from October 31, 2013 through November 30, 2013.
Based on this evaluation, we assert that each of the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2013, and from September 30, 2013 (the date of your last examination) through November 30, 2013, with respect to securities reflected in the investment accounts of the Funds, except for the Great-West International Index Fund for which the date of your last examination was October 31, 2013, and thus the applicable period is from October 31, 2013 to November 30, 2013.


Great-West Funds, Inc.
By:


______________________________
Mitchell Graye
President and Chief Executive Officer


______________________________
Mary Maiers
Chief Financial Officer and Treasurer

__________________________________________
Beverly Byrne
Chief Compliance Officer and Chief Legal Counsel

March 18, 2014

March 18, 2014
Deloitte & Touche LLP
555 Seventeenth Street, Suite 3600
Denver, Colorado  80202
We are providing this letter in connection with your examination of management's assertion as contained in management statement regarding compliance with certain provisions of the Investment Company Act of 1940 dated March 18, 2014 that the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2013 for the portfolios attached in Appendix A (each a "Fund", collectively the "Funds").

We confirm, to the best of our knowledge and belief as of
March 18, 2014 the following representations made to you
during your examinations:
1.	We are responsible for complying with the requirements of
subsections (b) and (c) of Rule 17f-2, "Custody of Investments
by Registered Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Funds' compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of
November 30, 2013 and from September 30, 2013  (the date of
your last examination) through November 30, 2013, except for the Great-West International Index Fund for which the date of your last examination was October 31, 2013, and thus the
applicable period is from October 31, 2013 through November
30, 2013.
2.	Based on this evaluation, we assert that the Funds were in
compliance with the requirements of subsections (b) and (c) of
Rule 17f-2 of the Investment Company Act of 1940 as of
November 30, 2013 and for the period from September 30, 2013
(the date of your last examination) through November 30, 2013 with respect to securities reflected in the investment
accounts of the Funds, except for the Great-West International
Fund for which the date of your most recent examination was
October, 31 2013 thus the applicable period is from October
31, 2013 to November 30, 2013.
3.	We have made available to you all records documentation and
related compliance with the requirements of subsections (b)
and (c) of Rule 17f-2 of the Investment Company Act of 1940.
4.	Other than the letter dated June 11, 2013, there have been no communications from regulatory agencies, such as the
Securities and Exchange Commission (SEC) or the Internal
Revenue Service, concerning noncompliance with or deficiencies in financial reporting practices, nor concerning noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 and the rules and
regulations thereunder.
5.	There has been no fraud or possible irregularities involving:
a.	Management
b.	Employees who have significant roles in internal control over compliance; or
c.	Others where the fraud could have a material effect on
management's assertion on compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940.
6.	There are no unasserted claims or assessments that legal
counsel has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards
Board (FASB) Accounting Standards Codification (ASC) 450,
Contingencies.
7.	The Funds have complied with the provisions of the Investment
Company Act of 1940 and the rules and regulations thereunder, and with the provisions of its prospectus and the requirements of the various Blue Sky laws under which the Funds operate.
8.	We also advise you that, to the best of our knowledge and
belief that each of the Funds have complied with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 and the rules and regulations thereunder.
9.	We have responded fully to your inquiries.
10.	We have no knowledge of any significant matters that are
contrary to your findings.



_______________________________
Mitchell Graye
President and Chief Executive Officer


_______________________________
Mary Maiers
Chief Financial Officer and Treasurer


__________________________________________
Beverly Byrne
Chief Compliance Officer and Chief Legal Counsel



Appendix A
	Great-West Stock Index Fund
Great-West SmallCap 600 Index Fund
Great-West S&P 500 Index Fund
Great-West S&P MidCap 400 Index Fund
Great-West International Index Fund
   Great-West Aggressive Profile I Fund
Great-West Conservative Profile I Fund
Great-West Moderate Profile I Fund
Great-West Moderately Aggressive Profile I Fund
Great-West Moderately Conservative Profile I Fund
Great-West Aggressive Profile II Fund
Great-West Conservative Profile II Fund
Great-West Moderate Profile II Fund
Great-West Moderately Aggressive Profile II Fund
Great-West Moderately Conservative Profile II Fund
Great-West Lifetime 2015 Fund I
Great-West Lifetime 2015 Fund II
Great-West Lifetime 2015 Fund III
Great-West Lifetime 2025 Fund I
Great-West Lifetime 2025 Fund II
Great-West Lifetime 2025 Fund III
Great-West Lifetime 2035 Fund I
Great-West Lifetime 2035 Fund II
Great-West Lifetime 2035 Fund III
Great-West Lifetime 2045 Fund I
Great-West Lifetime 2045 Fund II
Great-West Lifetime 2045 Fund III
Great-West Lifetime 2055 Fund I
Great-West Lifetime 2055 Fund II
Great-West Lifetime 2055 Fund III
   Great-West SecureFoundation Balanced Fund
Great-West SecureFoundation Lifetime 2015 Fund
Great-West SecureFoundation Lifetime 2020 Fund
Great-West SecureFoundation Lifetime 2025 Fund
Great-West SecureFoundation Lifetime 2030 Fund
Great-West SecureFoundation Lifetime 2035 Fund
Great-West SecureFoundation Lifetime 2040 Fund
Great-West SecureFoundation Lifetime 2045 Fund
Great-West SecureFoundation Lifetime 2050 Fund
Great-West SecureFoundation Lifetime 2055 Fund